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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/11 (MM/DD/YY) AND ENDING 10/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWM Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue 15th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jose Carlos Gonzalez 646-206-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508W (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose Carlos Gonzalez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWM Group, Inc., as of October 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

ALEX C ASHBY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AS6249948
Qualified in New York County
My Commission Expires October 17, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GWM Group, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended October 31, 2012
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control
and
Supplemental SIPC Report

October 31, 2012

GWM GROUP, INC.
October 31, 2012

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

December 23, 2012

Board of Directors
GWM Group, Inc.
623 Fifth Avenue 15th Floor
New York , NY 10022

I have audited the accompanying balance sheet of GWM Group, Inc. , as of October 31, 2012, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of GWM Group, Inc. as of October 31, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or IIA of the focus report as required under Rule 15c3-1.

Edward Richardson Jr., CPA

GWM Group, Inc.
BALANCE SHEET
As of October 31, 2012

ASSETS

CURRENT ASSETS		
Cash In Bank - Business Advantage	$	7,545.94
Cash in Bank - Business Maxmizer		0.02
Cash in Bank - Business Economy		10.00
NFS - Deposit		250,000.00
NFS - Consolidated		162,223.74
Cash in Bank - Southwest		10,922.88
Cash in Bank - Interactive Brokers		53,377.77
Marketable Securities		32,475.00
Allowance for Mark to Market		(2,563.00)
Accounts Receivable		285,901.00
Total Current Assets		799,893.35
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	799,893.35

The footnotes are an integral part of the financial statements.

GWM Group, Inc.
BALANCE SHEET
As of October 31, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	17,820.40
Commission Payable		195,054.34
Income Taxes Payable		66,621.00
Total Current Liabilities		279,495.74
LONG-TERM LIABILITIES		
Total Liabilities		279,495.74
STOCKHOLDERS' EQUITY		
Capital Stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued, 665 outstanding		665.00
Paid in Excess		171,191.00
Retained Earnings		361,503.61
		533,359.61
Less: Cost of Treasury Stock		(12,962.00)
Total Stockholders' Equity		520,397.61
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	799,893.35

The footnotes are an integral part of the financial statements.

GWM Group, Inc.

	12 Months Ended October 31, 2012
Revenues	
Commissions Earned	$ 3,778,704.87
Unrealized Gains (Losses)	(69,986.90)
Other Income	939,749.61
Interest Income	213,715.57
Dividend Income	32.00
Total Revenues	4,862,215.15
Operating Expenses	
Employee compensation and ben	4,057,355.17
Floor brokerage, exchange, and c	75,057.69
Communications and data proces	261,245.07
Interest and dividends	3.13
Occpancy	8,109.30
Other expenses	324,182.88
Total Operating Expenses	4,725,953.24
Operating Income (Loss)	136,261.91
Net Income (Loss)	$ 136,261.91

The footnotes are an integral part of the financial statements.

GWM Group, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended October 31, 2012
Beginning of Period	$	214,352.70
Plus: Net Income	$	136,261.91
Less: Dividends Paid		0.00
Plus: Prior Period Adjustment		10,889.00
RETAINED EARNINGS END OF PERIOD	$	361,503.61

The footnotes are an integral part of the financial statements.

GWM Group, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended October 31, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 136,261.91
Prior Period Adjustment	$ 10,889.00
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(12,968.69)
Accrued Liabilities	17,209.00
Total Adjustments	15,129.31
Net Cash Provided By (Used In) Operating Activities	151,391.22
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	151,391.22
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	648,502.13
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 799,893.35

The footnotes are an integral part of the financial statements.

GWM GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2012

	Common Stock		Paid-in Capital		Retained Earnings	Treasury Stock - Common		Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Amount	Shares	Amount	Amount
Balance at November 1, 2011	665	$ 665	665	$ 171,191	$ 214,353	12,962	$ (12,962)	$ 373,247
Net Income	-	-	-	-	136,262	-	-	136,262
Prior Perod Adjustments					10,889			10,889
Capital Transactions	-	-	-	-	-	-	-	-
Balance at October 31, 2012	665	$ 665	665	$ 171,191	$ 361,504	12,962	$ (12,962)	$ 520,398

The footnotes are an integral part of the financial statements.

GWM Group, Inc.
Notes to the Financial Statements
For the Year Ended October 31, 2012

1. **Organization and Summary of Significant Accounting Policies**

(a) **Nature of Operations**

The Company was incorporated on February 2, 1997 to conduct business as a broker/dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company does not maintain discretionary accounts for its customers.

Securities transactions (and related commission revenues and expenses) are recorded on a settlement-date basis.

(b) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed certain limits.

(c) **Accounts Receivable: National Financial Services and Interactive Brokers**

Accounts receivable included amounts due from NFS, Interactive Brokers, and Street One Financial; the entire amount was considered fully collectible; therefore, it was not considered necessary to carry an amount for allowance for doubtful accounts.

(d) **Income Taxes**

The Company provides for federal income taxes currently payable, and significant deferred income taxes resulting from temporary differences between the carrying value of assets and liabilities for financial reporting and Federal income tax reporting purposes.

(e) **Cash Flows**

For purposes of the statement of cash flows, cash includes cash and cash equivalents.

(f) **Common Stock**

The Company is authorized to issue 1,000,000 common shares of $1 par value stock, of which 1,000 shares are issued, and 665 shares are outstanding.

GWM Group, Inc.
Notes to the Financial Statements
For the Year Ended October 31, 2012

(1) Organization and Summary of Significant Accounting Policies (Continued)

(g) Use of estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions, and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(h) Concentration of Credit Risk

Concentrations of credit risk consist of cash. The Company maintains cash balances at quality financial institutions and limits the amount of exposure at any one financial institution.

(2) Income Taxes

There is a provision of any income tax expense or benefit, or any income taxes receivable or payable or deferred tax accounts in the accompanying financial statements due to the insignificant amounts relating to such accounts.

(3) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Securities and Exchange Commission Rule 15c3-3 (K)(2)(ii) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

(4) Subordinated Liabilities

There are no liabilities which were subordinated to the claims of general creditors as of October 31, 2012, or at any time during the year ended October 31, 2012.

(5) Advertising

The Company expenses advertising costs for the year as they are incurred.

(6) Leasing Arrangements

The company has an arrangement with Global X Management whereby services is exchanged for office space, utilities, communications and other related services. The rent paid for the year ended October 31, 2012 was $3,153; however, the amount was paid under a separate arrangement.

GWM Group, Inc.
Notes to the Financial Statements
For the Year Ended October 31, 2012

(7) Accounts Payable

Accounts payable includes trade payable, payroll taxes payable and commissions payable.

(8) Related Party

The entity paid $121,245.80 to Shereen Koshnoodi. Shreen Koshnoodi is the spouse of the owner of GWM Group, Inc. The amount paid was for marketing services provided to the corporation.

(9) Concentrations

The Company specializes in sales of debt and equity securities.

(10) Fair Value Measurements

Fair value is defined as the price that would be received to sell an assets or paid to transfer as a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority
To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the market. The company did not have any Level 3 assets or liabilities.

GWM Group, Inc.
Notes to the Financial Statements
For the Year Ended October 31, 2012

Fair values of assets measured on a recurring basis at October 31, 2012 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
October 31, 2011		
Money Market Funds	$ 0.00	$ 0.00
Equities	29,912.00	29,912.00
Total	$ 29,912.00	$ 29,912.00

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was dividend income $24.00.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
October 31, 2011		
Money Market Funds	$ 0.00	$ 0.00
Equities	29,972.00	29,912.00
Total	$ 29,972.00	$ 29,912.00

Cost and fair value of money market funds and marketable securities at October 31, 2012 are as follows:

	Amortized Cost	**Gross Unrealized Gain**	**Gross Unrealized Losses**	**Fair Value**
October 31, 2011				
Held to Maturity:				
Money Market Funds	$ 0.00	0.00	0.00	$ 0.00
Equities	32,475.00	0.00	2,563.00	29,912.00
Totals	$ 32,475.00	0.00	2,563.00	$ 29,912.00

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

(11) Prior Period Adjustment

A prior period adjustment of $10,889.00 was made to correct errors in the prior period financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended October 31, 2012

GWM Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended October 31, 2012

Computation of Net Capital

Total stockholder's equity:		$ 520,398
Nonallowable assets:		
Receivables		255,363
Less:		
Other Securities Haircuts	20,144	
Undue Concentration Charges	0	20,144
Net allowable capital		244,891

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 18,642
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 18,642
Excess net capital	$ 226,249

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$279,476
Percentage of aggregate indebtedness to net capital	114.13%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited Focus Reports.

Computation of Net Capital as reported on FOCUS IIA as of October 31, 2012

Net Capital per audited report	$244,891
Net Capital per FOCUS IIA	311,512
Reconciliation	
Increase (Decrease) in Nonallowable Assets	(0)
Decrease (Increase) in Concentration Charges	0
Increase (Decrease) in Equity	(66,621)
Total Adjustments	(66,621)
Reconciled Net Capital	$ 244,891
Difference	$ 0

See Accountant's Audit Report

GWM Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended October 31, 2012

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firms are National Financial Services and Interactive Brokers.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at November 1, 2011	$ -
Additions	-
Reductions	-
Balance of such claims at October 31, 2012	$ -

REPORT ON INTERNAL CONTROL

For the year Ended October 31, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

December 23, 2012

Board of Directors
GWM Group, Inc.
623 Fifth Avenue 15th Floor
New York, NY 10022

In planning and performing my audit of the financial statements and supplemental schedules of GWM Group, Inc. for the year ended October 31, 2012, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from authorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at October 31, 2012, to meet the SEC's objectives.

This report in intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended October 31, 2012

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Board of Directors of GWM Group, Inc.
623 Fifth Avenue 15th Floor
New York, NY 10022

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2012 to October 31, 2012, which were agreed to by GWM Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating GWM Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). GWM Group, Inc.'s management is responsible for GWM Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7T with the respective cash disbursements record entries; no payments were noted.

2. Compared audited Total Revenue for the period of April 01,2012 through the October 31, 2012 (fiscal year-end) with the amounts reported on Form SIPC-7T for the same period noting the following reconciliation of differences:

	SIPC-7T	AUDIT	Difference
Total Revenue	$ 4,845,173	$ 4,862,215	$ (17,042)
Additions			
Net Loss from Securities Investment Account	$ 87,027	$ 87,027	$ (0.00)
Total Additions	$ 87,027	$ 87,027	$ (0.00)
Deductions			
Investment Companies	$ 0	$ 2,224	$ (2,224)
Clearing Costs	$ 141,572	$ 131,557	$ 10,015
Gains On Investment Accounts	$ 0	$ 0	$ (0.00)

Interest Expense		$ 0	$ 0	$ (0.00)
Total Deductions		$ 141,572	$ 131,557	$ 10,015
SIPC Net Operating Revenues		$ 4,790,628	$ 4,817,685	$ (0.00)
General Assessment	0.0025	$ 11,977	$ 12,044	$ (68)
SIPC- Payments		$ 11,977	$ 11,977	$ -

3. Compared any adjustments reported Form SIPC-7T with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. According to our findings, GWM Group Inc had an underpayment in the amount of $68.00

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

December 23, 2012